Republic

Company Name	The Phluid Project
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Headline	The world's first gender-free clothing store
Cover photo	

THE WORLD'S FIRST
GENDER-FREE STORE
FILA

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THE phluid PROJECT
THE WORLD'S FIRST
THE phluid PROJECT
EXPLORE | EXPRESS | EMBRACE
GENDER-FREE STORE™
SUN 12-6
MON 11-8
TUE 11-8
WED 11-8
THU 11-8
FRI 11-8
SAT 11-8
RISE

Tags Social Impact, Minority Founders, LGBT, E-commerce, Apparel

Pitch text

Deal Highlights

- Founder has managed multi-billion dollar retail brands for 30+ years, including Macy's, Levi's, Nike, and Victoria's Secret
- First mover advantage in a lucrative new fashion retail space
- +340% Q2 sales growth
- NYC flagship store delivering a 20% customer conversion rate
- Founder has personally invested his own money toward the launch
- 17k+ Instagram followers & 200K+ page views in 6 months with no paid SEO/SEM
- Boundary-breaking retail mission featured in The New York Times, Forbes, The Times of London, Vogue, VICE, Mashable, Teen Vogue and dozens more

Binary fashion hems people in

The things we wear are meant to help us embrace, explore and express ourselves. But too often, fashion retail is about dividing us into gendered sections, conquering our curiosity and limiting our potential, by forcing us into predetermined molds.

Why do we have to identify with one side or the other? Why can't we be both?

THE phluid PROJECT™

The Phluid Project: fashion for ANY body and EVERY body

Our gender-free flagship store launched in the NoHo neighborhood of Manhattan earlier this year. It's quickly become a community hub for people to stop, shop and engage. Global buzz and growing sales have proved the concept. Over the next 18 months we're committing to spreading the love by opening community stores in other strategic North American markets and building a phluid online presence that helps people throughout the world express themselves from the inside out.

Instore


THE WORLD'S FIRST
GENDER-FREE STORE

A growing inventory of 50+ brands plus a budding private label offering. We've got apparel, accessories, gifts and an in-store cafe. We provide a platform for forward-thinking discussion and activism through weekly events and artist residencies.

Online


THE phluid PROJECT
SHOP
SALE
GIFTS
ABOUT
INVEST
TESTIMONIALS
EVENTS
MEDIA
RESOURCES
BLOG
SHOP PHLUID


THE phluid PROJECT
SHOP
SALE
GIFTS
ABOUT
INVEST
TESTIMONIALS
EVENTS
MEDIA
RESOURCES
BLOG
OUTERWEAR + JACKETS
BEAUTY
ACCESSORIES
TOPS
DRESSES
BOTTOMS

Right now, our website is primarily a forum to welcome LGBTQA+ people and allies. It promotes style, culture and resources to challenge boundaries with humanity. We do also have a low-key online store which is focused on our private label offerings and selected brands.

Press


"Fashion meets activism at the world's first gender-free store"
them.


"I would love to see an empire emerge with the Phluid manifesto at its heart and lines out the door, with teenagers who are hyped to, as the manifesto on the wall says, 'express themselves openly, without judgment or fear - only freedom."
The New York Times


"Gender-Free shopping is a movement, not a trend."
RACKED

Time Out New York RACKED COOL HUNTING COOLS

L'OFFICIEL FASHION UNFILTERED very good light Mic

The New York Times Forbes teen VOGUE them.

i-D PAPER WWD Mashable

THE TIMES of LONDON FASHION NETWORK BUSINESS INSIDER

The stage is set for a lucrative e-commerce vertical

The Phluid Project is the world's first gender-free store - we've trademarked that. Our first months have been about building awareness and proving people care. Job done. Now we're all about growing sales. Our in-store metrics are pointing up, and our first holiday season is just around the corner. The next step is serious online growth.

- $615K 2018 run rate - and we only opened in March!
- 340% Q2 Growth.
- 80% of sales are apparel
- 20-25% of people who walk into the store buy something
- 126K+ organic page views from 50K+ unique web visits in our first 3 months

The Phluid Project is blowing people's minds


Margo Tomsey reviewed The Phluid Project — 5★
March 3 ·

The Phluid Project was a unique and uplifting shopping experience. It was so refreshing to explore the entire store, not just the typical "women's section". The staff was vibrant and helpful and the apparel ranged in styles like the ranges of my many moods. From dark to light, sexy to sporty. There is a special kind of magic in the air there! I'll be back soon. Love🌈💕

Rob Smith and 1 other 1 Comment

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Sean David reviewed The Phluid Project — 5★
April 8 ·

Super nice staff and super cute selection!!

Rob Smith and 1 other 1 Comment

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Fred Connors reviewed The Phluid Project — 5★
March 25 ·

I normally shop on the girls side. Not any more. This place is amazing.

Rob Smith and 1 other 1 Comment

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Lynn C Voss reviewed The Phluid Project — 5★
May 27 ·

Stopped in with my daughter on our way to shop for records and ended up buying a jacket and t-shirt. What a great way to shop for clothing and everyone was nice and very helpful! Great fashion and fab vibe.

1 1 Comment

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Business model

- 15% wholesale private label
- 25% community stores
- 60% e-commerce

A unique retail experience, in-store and online

Our private label offerings stand side-by-side with multiple curated brands. We sell apparel, accessories, shoes, home decor, books, food & beverage, cosmetics and fragrance. Our accessible price points range from $25-500.

We're planning to grow our business into three primary channels:

- Our wholesale business will target internet pure plays and fashion stores with our private label apparel and accessories. Target $7M in sales in Y5.
- We're rolling out experiential community stores in hot markets in North America, Europe and Asia. Target $13M in sales Y5
- www.thephluidproject.com shines new light on classic brands like Levi's, Fila, Champion and Dr. Martens, as well as helping to amplify fresh, gender neutral brands such as Gypsy Sport and WESC. All our offerings will be carefully curated and merchandised to create a truly unique assortment. Target $30M sales in Y5

Market

$143B Gen Z spending potential by 2020 including allowances, earned wages and gifts

Gender-free Gen Z

- 81% of Gen Z believes gender does not define a person.
- 56% of Gen Z shops outside of their assigned gender. They will represent 40% of all consumers by 2020
- 55% of Gen Z know someone with a pronoun other that "he/him" or "she/her"

Our strategy is to foster and serve the market for gender neutral clothing through influential thought leadership, creatively curated, accessibly-priced fashion and accessories, and making a gathering space for our kind of people to embrace, explore and express.

High-end fashion is dabbling with gender neutral

We're the world's first gender-free store - it's the core of our identity. And, it's not all about us. We're a community hub designed to promote fellow gender-neutral labels and push other brands that didn't even know they could be gender free. One of our core principles is accessibility - and that's always reflected in our pricing. We're not here to one-up other players in this brave new space - we're more inclined to take stock, collaborate and listen.

	PRICE-RANGE	STORES	PRIVATE LABEL	CURATES & SELLS OTHER DESIGNERS
THE PHLUID PRJOECT	$35-150	✓	✓	✓
HIGH-END FASHION DESIGNERS GUCCI, RICK OWENS, CALVIN KLEIN, GIVENCHY, ACNE STUDIO, PUBLIC	$500+	✓	✓	X
NEW EMERGING DESIGNER LABELS THE DISCRIMINANT, NOT EQUAL, 69, MUTTONHEAD, TILLY AND WILLIAM, FLAVANT STREETWEAR, GENDER FLUX & MORE	$69-500	X	✓	X

No prior fundraising

It all starts here at Republic. Rob personally invested nearly $600K to kick things off. The Phluid Project has obtained a $300K business credit card loan and has $200K cash in the bank. Conversations about potential future funding are underway with high profile individuals in the LGBTQA+ community.

The Phluid Project has a people-first growth strategy

Most of our raise will go toward building out our ecommerce business. The rest will boost our content, marketing and private label offerings and cover increased overhead.

The Phluid Project will build on our first mover advantage, establish our position as thought leaders and create new revenue streams by curating multi-channel content focused on inspiring individuals across the globe.

Our strategy is designed to grow our ecommerce offerings from 2% of today's revenues to 59% in Y5. Overall revenues are projected to surge from an estimated $1M in Y1 to $50M by Y5.


KEY MILESTONES
2018
THE LAUNCH!
2019
DIGITAL AND WHOLESALE GROWTH
• Establish new digital team
• Sell Private Label line to key accounts
• Develop robust digital strategy
• Expand non-apparel categories
2020
NORTH AMERICA EXPANSION
• Launch 3 new stores in LA, Chicago, and Toronto
• Strengthen customer acquisition online with influencers and aggressive keyword bids
• Build exciting collaborations
2021
EUROPE EXPANSION
• Launch Europe: London, Paris and Berlin
• Growth of wholesale and owned sales leads to better costing
• Introduce regional managers to launch and grow stores
2022
ASIA EXPANSION
• Reach $50M in sales
• Launch Tokyo, Seoul, Shanghai, and Hong Kong

E-COMMERCE $30M

BUILD AND EXPAND WORLD CLASS E-COMMERCE SITES

1. Drive traffic and conversion with a balance of private label and most wanted brands presented with imaginative and cause-based content.
2. Invest in a SEO/SEM customer acquisition specialist that will spend on search and social tactics that will drive brand awareness and target likely new customers.
3. Explode growth in non-apparel categories going after hot new accessories, cosmetics, and fragrances.
4. Identify and aquire for two user bases, gender-free and purpose driven consumers.

Founders & team

Rob Smith | Founder & CEO



Rob's spent 30 years orchestrating multi-billion dollar business lines through ecommerce, digital branding, marketing, and product development. He was Macy's youngest ever VP, then their youngest ever EVP. He became Macy's trusted General Merchandise Manager before moving on to EVP and GMM roles at Victoria's Secret. He was Chief Product Officer for Haddad Brands - Nike, Levi's Jordan, Hurley, Converse. He mentors numerous fashion brands and serves on the Board of Directors for Steve Madden Ltd. and Athlete Ally. He's the Board Chair for Hetrick-Martin Institute which empowers, educates and advocates on behalf of LGBTQA+ youth. He facilitates their HMI Emery Awards. He's raised $20-30M for non profits and politicians he believes in. He's a graduate of Michigan State University.

Advisory Board


ROBYN STREISAND
• Founder & CEO The Mixx + TiWW
MARTINE REARDON
• Former Macy's Chief Marketing Officer
JENNY SHECHTMAN
• Chief Operating Officer at STORY
DAVID PORZIO
• Chief Business Officer at Series X
• Co-founder of Translator
RONI SEIDERMAN
• President at G-III Apparel Group
• Former Senior Vice President at Macy's
TRACE COHEN
• Former CEO at 214
• Former Head of Digital Marketing at Blackberry

The Phluid Project is supported and encouraged by a high-caliber advisory board that shares their expertise in founding, investment, marketing, e-commerce, and fashion.

Join the Movement!

Together we can celebrate what makes us different and cherish what makes us the same by creating a community that is profitable in every sense of the word. Thank you for your support.

- Rob

Team

	Robert Smith	Founder/CEO	A former executive vice president of merchandising at Macy's and Victoria's Secret with over 25 years of experience in the fashion industry.
	David Porzio	Advisor	
	Trace Cohen	Advisor	
	Roni Sideman	Advisor	
	Robyn Streisand	Advisor	

Perks

$250	Phluid Project tote bag
$500	Phluid Project tote bag and tee
$1,000	Phluid Project tote bag, tee and more phun swag
$2,500	All of the above + dinner with Founder & CEO Rob Smith

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.